UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                           THE A CONSULTING TEAM, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   000881 10 2
                                   -----------
                                 (CUSIP Number)


                             WILLIAM A. NEWMAN, ESQ.
                                MCGUIREWOODS LLP
                   1345 AVENUE OF THE AMERICAS, SEVENTH FLOOR
                               NEW YORK, NY 10105
                                 (212) 548-2164
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 24, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================
CUSIP NO.    000881 10 2
================================
================================================================================
1     NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      OAK FINANCE INVESTMENTS LTD.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      BK
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      BRITISH VIRGIN ISLANDS
================================================================================
NUMBER              7     SOLE VOTING POWER
OF SHARES
BENEFICIALLY              2,274,697 (SEE ITEM 5)
OWNED               ------------------------------------------------------------
BY EACH             8     SHARED VOTING POWER
REPORTING
PERSON              ------------------------------------------------------------
WITH                9     SOLE DISPOSITIVE POWER

                          2,274,697 (SEE ITEM 5)
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,274,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
================================================================================

Item 1 Security and Issuer.

            This Amendment No. 2 to Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Shares"), of The A Consulting Team, Inc. (the "Company" or "TACT"). The principal executive offices of the Company are located at 200 Park Avenue South, Suite 900, New York, New York 10003.

Item 2 Identity and Background.

            This Statement is filed by Oak Finance Investments Ltd. ("Oak") as a direct beneficial owner of Shares. Oak is a British Virgin Islands company. The principal executive offices of Oak are located c/o Arias Fabrega & Fabrega Trust Company BVI Ltd., 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands. Oak is a company the principal business of which is to engage in any lawful activity, including making investments. As of the date of this Statement, all issued and outstanding shares of Oak are held by the Sigma Trust, a discretionary trust organized on July 26, 2004 under the laws of Jersey. Information required to be disclosed in this Statement about the Sigma Trust is incorporated by reference to Exhibit 18 to this Statement.

            During the past five years, neither Oak nor, to the best knowledge of Oak, any person named on Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the past five years, neither Oak nor, to the best knowledge of Oak, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding Oak was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

            On January 21, 2005, Oak entered into a Stock Purchase Agreement (the "Company Stock Purchase Agreement") with TACT, pursuant to which Oak has agreed, subject to certain conditions, to purchase from the Company a minimum of 625,000 and up to 1,250,000 Shares at a price of $8.00 per share. After its initial purchase of the 625,000 Shares minimum, Oak or an assignee of Oak will have up to an additional 120 days to purchase up to an additional 625,000 Shares from TACT for a purchase price of $8.00 per Share. The maximum total amount of funds that will be required for Oak to acquire the maximum number of Shares pursuant to the Company Stock Purchase Agreement is $10,000,000.

            In addition, also on January 21, 2005, Oak entered into a Stock Purchase Agreement (the "Shareholder Stock Purchase Agreement") with Shmuel BenTov (together with persons with whom Shmuel BenTov shares beneficial ownership of the Shares, the "Selling Shareholder"), pursuant to which Oak agreed, subject to certain conditions, to purchase from the Selling Shareholder 1,024,697 Shares beneficially owned by the Selling Shareholder for an aggregate purchase prices of $10,503,144.25, or $10.25 per Share; provided, that if the TACT does not pay a dividend of $0.75 per Share on or prior to the closing date of the Shareholder Stock Purchase Agreement, then the price per Share shall be increased by the amount of the difference between $0.75 per share and the amount of any dividend actually paid.

            On May 24, 2005, Oak obtained a line of credit in the amount of $16,750,000 (the "Loan") from Stonegate Bank ("Stonegate"), and the Cordell Consultants Inc. Money Purchase Plan ("Cordell" and, collectively with Stonegate, the "Lenders"). Oak obtained the Loan for the purpose of financing its acquisition of Shares under the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement. The terms of the Loan are set forth in a Line of Credit Agreement, dated as of May 24, 2005, by and among Oak and the Lenders (the "Loan Agreement"), and Oak's repayment obligations are evidenced by a Promissory Note for the benefit of Stonegate in the principal amount of $15,450,000 and a Promissory Note for the benefit of Cordell in the principal amount of $1,300,000, each dated June 3, 2005 (the "Promissory Notes"). The Promissory Notes mature as of June 3, 2006, provided, however, that portions of the Loan must be repaid in the event the trading price of the Shares falls below $6.50 for two consecutive trading days. The entire Loan must be repaid in the event the trading price of the Shares falls below $5.00 for two consecutive days.

            The Loan is secured by the Shares of the Company that Oak will purchase, described in Item 5, as well as Shares which will be held by Excalibur Investment Group Limited ("Excalibur") and Andrew Harry Ball. Each of Oak, Excalibur and Mr. Ball have pledged to Stonegate, for the benefit of the Lenders, (i) the Shares that will be owned by Oak, Excalibur and Mr. Ball, respectively, (ii) any additional Shares that Oak, Excalibur and Mr. Ball, respectively, may acquire (excluding Shares that may be acquired in connection with Oak's option to purchase 625,000 additional Shares), (iii) any proceeds of the Shares that may be received by Oak, Excalibur and Mr. Ball, respectively, and (iv) any rights under the Share Exchange Agreement, dated as of January 21, 2005, among the Company, Vanguard Info-Solutions Corporation ("Vanguard"), the shareholders of Vanguard and the authorized representative named therein (the "Share Exchange Agreement"), the Company Stock Purchase Agreement, the Shareholder Stock Purchase Agreement and the related transactions to which Oak, Excalibur and Mr. Ball, respectively, are parties.

            Unless and until an event of default occurs, Oak, Excalibur and Mr. Ball will retain all voting rights with regard to the Shares that they each hold, and all rights under the transaction documents. The Shares held by each of Oak, Excalibur and Mr. Ball and any distributions made to such parties, respectively, by the Company in connection with the Shares will be held by Stonegate for the benefit of the Lenders. Each of Oak, Excalibur and Mr. Ball agrees to ensure that (and it will be an event of default under the pledge agreements unless) the Shares owned by Oak, Excalibur and Mr. Ball at all times constitute an aggregate of no less than 51% (or a larger percentage deemed necessary by the Lender to control the management of TACT) of the issued and outstanding Shares.

            In connection with the Loan, each of Excalibur and Mr. Ball will issue to the Lenders warrants to purchase, in the aggregate, up to five percent (5%) of the fully-diluted Shares. The warrants are exercisable for a period beginning 270 days after their issuance, which is expected to be on the date the transactions contemplated by the Company Stock Purchase Agreement, Shareholder Stock Purchase Agreement and Share Exchange Agreement are consummated, and ending on the date that is 30 months from the issuance date. The initial exercise price of these warrants is $9.30 per Share, subject to adjustment upon future issuances of Shares by TACT during the period that the warrants may be exercised. Upon the release of the proceeds of the Loan from escrow, Mr. Ball and Excalibur shall be obligated to deposit into escrow those Shares that are subject to the warrants.

            Oak's obligation to repay the Loan is guaranteed by Excalibur, Mr. Ball, Mr. Kishore Jhunjhunwala and Mr. Saurabh Patel. Excalibur has guaranteed the performance of Oak of all the agreements executed in connection with the Loan and Mr. Ball in connection with his performance of the warrants issued by him to the Lenders. Mr. Ball has guaranteed the performance of Oak of all the agreements executed in connection with the Loan and Excalibur in connection with its performance of the warrants issued by it to the Lenders.

            Although TACT is not a party to or bound by the Loan Agreement, its failure to perform certain actions, or observe certain restrictions, could result in an event of default under the Loan Agreement and the related documents. The occurrence of the event of default could permit the Lenders to foreclose on the pledges of the Shares to them, thereby becoming the owners of up to 86.6% of the Shares issued and outstanding after the consummation of the proposed transactions. The actions and restrictions that could give rise to an event of default include, among others, the following:

      o TACT's obligation to deliver to Lender copies of its periodic reports filed with the SEC and other financial information;

      o     TACT's failure to deliver a monthly compliance certificate;

      o TACT's purchase or an investment in a business conducted by, or assets owned by, another entity; and

      o TACT's failure to provide Lender and its representatives with access to TACT's properties, books and records.

            In addition to the above matters which relate  specifically to TACT,
Oak is subject to a full range of obligations typically applicable to a borrower in a secured loan transaction. As such, if Oak fails to make any payment when due, causes or allows the Lender's interest in the Shares pledged as collateral to be impaired or otherwise causes the value of the collateral or the likelihood of payment to decrease, the Lender may have the right to declare a default and take ownership of the Shares pledged as collateral to secure the loan. The Lender may also declare a default if Oak, Excalibur and Mr. Ball, as a group, own less than 51% of TACT's issued and outstanding shares or if Oak or TACT fail to maintain a "key man" life insurance policy for each of Donald Kovalevich in his capacity as Chief Executive Officer of TACT following the consummation of the proposed transactions and Richard D. Falcone in his capacity as Chief Financial Officer of TACT following the consummation of the proposed transactions.

            In addition, if Oak's option to purchase up to an additional 625,000 Shares pursuant to the Company Stock Purchase Agreement is not exercised on or before the third business day preceding the 120th day after the consummation of the proposed transactions, this option will be assigned to the Lenders who may exercise the option on or before the 120th day.

            The warrants issued by each of Excalibur and Mr. Ball also contain obligations that if not performed might result in an event of default under the Loan Agreement. Generally, if TACT issues additional Shares for less than the then-current exercise price, the market value on the date of issuance or $16.00 while the warrants are issued and outstanding (other than on the exercise of stock options and the option to purchase 625,000 additional shares), then both the then-current exercise price and the number of shares subject to the warrants will be adjusted, in which case both Mr. Ball and Excalibur will be obligated to deposit additional shares with the escrow agent who holds the Shares subject to the warrants. If either Mr. Ball or Excalibur does not hold sufficient additional Shares, then an event of default may occur.

            Accordingly, Oak's total minimum commitment to purchase Shares is for an aggregate purchase price of $15,503,144.25, all of which will be funded by the Loan. In addition, additional Shares may be purchased by Oak, funded by either the remaining balance of the Loan, by Oak's own working capital or by other sources which have not been determined at the time of this Statement.

Item 4 Purpose of Transaction.

            Oak engaged in the transactions contemplated by the Company Stock Purchase Agreement, the Shareholder Stock Purchase Agreement and the Share Exchange Agreement for investment purposes. Closing of Oak's purchase of the Shares is to occur concurrently with the closing of the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, the Company will issue 7,312,796 Shares to the stockholders of Vanguard in exchange for 100% of the issued and outstanding shares of the capital stock of all classes of Vanguard. As described in Item 3, pursuant to the Company Stock Purchase Agreement, the Company has agreed to sell, and the Buyer has agreed to purchase, 625,000 Shares at a purchase price of $8.00 per share, and Oak has agreed to purchase 1,024,697 Shares from the Selling Shareholder.

            Oak plans to acquire the Shares for investment. Oak will, however, continually evaluate the business, financial condition and prospects of the Company, the market price of the Shares, its return on investment, alternative investments and conditions in the United States economy and in the industry in which the Company is engaged, with the view toward determining whether to hold, decrease or increase its investment in the Company. From time to time on or after the date on which it has acquired the Shares from the Company and the Selling Shareholder, based upon such evaluation, Oak may sell all or a portion of its Shares, or may purchase additional Shares at varying prices in the open market, in privately negotiated transactions and/or in other transactions. Such sales may or may not occur at the same time as sales by other persons who are acquiring shares from the Company concurrently with Oak's acquisition of its Shares.

            (a) If Oak and any assignees of Oak purchase the maximum number of shares under the Company Stock Purchase Agreement to which they are entitled, TACT will receive gross proceeds of $10,000,000 and will issue 1,250,000 shares to Oak and its assignees, if any.

            (b) The acquisition of Shares by Oak, any assignees of Oak and the shareholders of Vanguard will result in (i) the issuance by TACT of at least 625,000, and as many as 1,250,000, Shares to Oak and its assignees at a purchase price of $8.00 per Share paid to the Company, (ii) the transfer by the Selling Shareholder of 1,024,697 Shares to Oak for an aggregate purchase price of between $10,503,144.25 and $11,271,667.00 paid to the Selling Shareholder and
(iii) the issuance of an aggregate of 7,312,796 Shares to the stockholders of Vanguard, in exchange for all of the outstanding capital stock of Vanguard.
Based on the number of issued and outstanding shares of the Company of 10,892,254 (assuming the issuance of all 1,250,000 shares to Oak under the Company Stock Purchase Agreement and the issuance of 7,312,796 Shares to the stockholders of Vanguard under the Exchange Agreement), as a result of these transactions, Oak will beneficially own 2,274,697 Shares, or 20.9% of the issued and outstanding Shares, and the stockholders of Vanguard will own 7,312,796 Shares, or 67.1% of the issued and outstanding Shares.

            (d) The current board of directors of the Company is expected to expand from four to five members following the transactions contemplated by the Company Stock Purchase Agreement, the Shareholder Stock Purchase Agreement and the Share Exchange Agreement. Further, under the terms of the Share Exchange Agreement, William Miller and Steven Mukamal, two of the four current directors of the Company, will remain as directors, and Andrew H. Ball, Joseph Harris and William A. Newman are expected to be named as additional members of the Company's board of directors. Of these five, Messrs. Harris, Miller and Mukamal are independent directors.

            (e) The present capitalization of the Company will change after giving effect to the transactions contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement. The number of Shares outstanding will increase by (i) at least 625,000 and as many as 1,250,000 Shares pursuant to the Company Stock Purchase Agreement, and (ii) 7,312,796 Shares pursuant to the Share Exchange Agreement.

            (f) Following the transactions, Oak believes that the Company's business will be combined with the business of Vanguard as a single business unit. TACT currently provides enterprise-wide information technology consulting, training services and software products. The Company's current business will be augmented by adding additional onshore and offshore IT services, offshore customer care and customer acquisition services and offshore business process outsourcing.

            (g) Oak understands that following the completion of the transactions contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement, the name of the Company will be changed, upon its receipt of the consent of its shareholders, to "Vanguard Info-Solutions International Inc."

            Except as described above in this Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals that relate to or would result in any matter required to be described in response to paragraphs (a) through (j) of Item 4 of this Statement.

Item 5 Interest in Securities of Issuer

            (a) As of the date of this Statement, Oak is the direct beneficial owner of 2,274,697 Shares, or approximately 20.9% of the 10,892,254 Shares that are anticipated to be outstanding after giving effect to (i) the exchange of Shares for shares of Vanguard that is contemplated by the Share Exchange Agreement and (ii) the purchase of the maximum number of Shares (1,250,000) to be purchased under the Company Stock Purchase Agreement.

            Oak does not currently beneficially own any Shares other than those reported in this Statement. Oak's beneficial ownership of Shares arises solely as a result of (i) its right under the Company Stock Purchase Agreement to purchase at least 625,000 Shares and up to 1,250,000 Shares from the Company under that agreement, and (ii) its right under the Shareholder Stock Purchase Agreement to purchase 1,024,697 Shares from the Selling Shareholder. Oak may acquire all of those Shares within 60 days from the date of this Statement, assuming that all of the conditions precedent to such purchase of Shares, as set forth in the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement, are satisfied or waived.

            Oak's right to purchase the Shares from TACT under the Company Stock Purchase Agreement is subject to certain conditions, including:

            o     the  accuracy  of  TACT's   representations   and   warranties
                  contained in the Company Stock Purchase Agreement;

            o     TACT's  material   performance  of  and  compliance  with  the
                  covenants and obligations that TACT is required to perform or to comply with under the Company Stock Purchase Agreement;

            o     the delivery of a legal opinion;

            o the absence of any legal proceeding that challenges or seeks damages or other relief in connection with any of the transactions contemplated by the Company Stock Purchase Agreement, or that may prevent or interfere with the contemplated transactions;

            o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of TACT or any of its subsidiaries; and

            o     the consummation of the transactions contemplated by the Share
                  Exchange   Agreement  and  the   Shareholder   Stock  Purchase
                  Agreement.

            The obligation of TACT to sell the Shares to Oak and its assignees under the Company Stock Purchase Agreement is subject to certain closing conditions, including:

            o the accuracy of Oak's representations and warranties contained in the Company Stock Purchase Agreement;

            o Oak's performance of and compliance with the covenants and obligations that Oak is required to perform or comply with under the Company Stock Purchase Agreement;

            o     the delivery of a legal opinion; and

            o the absence of any legal requirement or any injunction or other order that prohibits consummation of the transactions contemplated by the Company Stock Purchase Agreement.

            Oak's obligation to purchase the 1,024,697 Shares from the Selling Shareholder is subject to certain conditions, including:

            o the accuracy of the Selling Shareholder's representations and warranties in the Shareholder Stock Purchase Agreement;

            o the Selling Shareholder's material performance of and compliance with the covenants and obligations that he is required to perform or to comply with under the Shareholder Stock Purchase Agreement and the Principal Shareholder's Agreement;

            o     the delivery of any required consents;

            o     the delivery of a legal opinion;

            o     the  absence  of  legal  proceedings  that  challenge  or seek damages or other relief in connection with any of the transactions contemplated by the Shareholder Stock Purchase Agreement, or that may prevent or interfere with the contemplated transactions;

            o the absence of any claim by any person asserting that such person is a beneficial holder of any of the Shares to be purchased by Oak or is entitled to any portion of the purchase price payable by Oak;

            o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of TACT or any of its subsidiaries; and

            o the consummation of the transactions contemplated by the Share Exchange Agreement and the Company Stock Purchase Agreement.

            The Selling Shareholder's obligation to sell the 1,024,697 Shares to Oak is subject to certain closing conditions, including:

            o the accuracy of Oak's representations and warranties in the Shareholder Stock Purchase Agreement;

            o Oak's performance of and compliance with the covenants and obligations that Oak is required to perform or comply with under the Shareholder Stock Purchase Agreement;

            o     the delivery of any required consents;

            o     the delivery of a legal opinion; and

            o the absence of any legal requirement or any injunction or other order that prohibits consummation of the transactions contemplated by the Shareholder Stock Purchase Agreement.

            The Shareholder Stock Purchase Agreement may be terminated by the mutual consent of Oak and the Selling Shareholder, if the closing of the purchase and sale of the Selling Shareholder's Shares has not occurred on or before July 31, 2005, if a material breach or failure of a closing condition has occurred, or if any governmental body has issued a final order that permanently enjoins or otherwise prohibits the transactions contemplated by the Share Exchange Agreement (unless the party relying on such order has not complied with its obligations under the agreement with respect to such matter).

            The Vanguard shareholders are the direct beneficial owners of the number of shares and corresponding percentage of post-transaction Shares outstanding, as set forth below, according to the information contained in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on June 27, 2005 (the "Proxy Statement"). The Reporting Persons believe that none of the Vanguard shareholders beneficially owns any Shares other than those set forth below and reported in the Proxy Statement.

--------------------------------------------------------------------------------------------------------------------
       Vanguard Shareholders             Number of          Percentage Owned                Percentage Owned
                                           Shares     (assuming only the minimum of     (assuming the maximum of
                                                       625,000 Shares issued under       1,250,000 Shares issued
                                                         Company Stock Purchase       under Company Stock Purchase
                                                               Agreement)                       Agreement)
--------------------------------------------------------------------------------------------------------------------
Andrew H. Ball                           2,303,781                22.4%                           21.2%
--------------------------------------------------------------------------------------------------------------------
Excalibur Investment Group Limited       4,972,701                48.4%                           45.7%
--------------------------------------------------------------------------------------------------------------------
Berenson Investments LLC                    36,564                 0.4%                            0.3%
--------------------------------------------------------------------------------------------------------------------

            (b) Assuming the consummation of Oak's purchase of the maximum number of shares it may purchase under the Company Stock Purchase Agreement and Oak's purchase of Shares under the Shareholder Stock Purchase Agreement and, following the completion of those transactions, Oak will have the direct power to vote and direct the disposition of the Shares it will acquire. As of the date of this Statement, all issued and outstanding shares of Oak are held by The Sigma Trust, a discretionary trust organized on July 26, 2004 under the laws of Jersey (the "Trust"). By virtue its relationship with Oak, the Trust may be deemed to have the indirect power to vote and direct the disposition of the Shares that Oak will acquire. Otherwise, no person shares the right to vote or the right to direct the disposition of the Shares with Oak.

            (c) Oak has not effected any transactions in the Shares during the 60 days prior to the date of this Statement.

            (d) Oak has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares that it will hold after completion of the purchase and sale of Shares under the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement.

            (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company Stock Purchase Agreement, the Shareholder Stock Purchase Agreement and the Share Exchange Agreement

            On January 21, 2005, (i) Oak and TACT entered into the Company Stock Purchase Agreement and (ii) Oak and the Selling Shareholder entered into the Shareholder Stock Purchase Agreement. The principal terms of the Company Stock Purchase Agreement are summarized under Items 4 and 5 of this Statement and below. The principal terms of the Shareholder Stock Purchase Agreement are summarized under Items 4 and 5 of this Statement. Also on January 21, 2005, the stockholders of Vanguard, their authorized representative and TACT entered into the Share Exchange Agreement. The principal terms of the Share Exchange Agreement are described under Items 4 and 5 of this Statement.

            The Shares to be purchased under the Company Stock Purchase Agreement are restricted shares and may not be sold or otherwise transferred unless the sale or other transfer is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). After it acquires Shares from the Selling Shareholder and TACT, Oak will have the right to cause TACT to register Oak's Shares for resale in accordance with the requirements of the Securities Act. The Company has agreed that, within 90 days after Oak's initial purchase of Shares under the Company Stock Purchase Agreement, it will file a registration statement with the Securities and Exchange Commission (the "SEC") for the resale of the 625,000 Shares purchased by Oak and for the resale of any additional shares that Oak or an assignee of Oak have purchased under the Company Stock Purchase Agreement. If the purchase of the additional Shares in excess of the initial 625,000 Shares does not occur within 20 days after the purchase of the initial 625,000 Shares, then within 90 days after the purchase of the additional Shares, the Company will file with the SEC either a new registration statement or an amendment to the initial registration statement that had been filed, in either case to register for resale all of the additional Shares that are purchased. The purchasers of the Shares under the Company Stock Purchase Agreement also have the right to demand the registration for resale of any Shares issued to them in addition to or in exchange for the purchased Shares. The Company has undertaken to use its commercially reasonable efforts to cause the registration statements it files to become effective as promptly as possible and to keep the registration statements effective during the period that ends on the earlier of the second anniversary of the initial purchase of the Shares and the date on which the purchasers no longer own or have any rights to acquire Shares. The Company has also agreed to take actions that are necessary to expedite and facilitate the disposition of the Shares pursuant to the registration statements that the Company has filed.

            If certain specified events occur, the Company is obligated to pay Oak and any other purchaser under the Company Share Purchase Agreement as partial liquidated damages an amount equal to 2% of the aggregate purchase price for the Shares for each calendar month or part thereof until the registration statement has been filed (if unfiled) or declared effective if filed or until any of the other specified events has been corrected. The specified events include TACT's failure to timely file the registration statement within the periods prescribed by the Company Stock Purchase Agreement, the failure of the registration statement to become effective within 120 days after the initial sale of shares under the Company Stock Purchase Agreement (or, if the SEC reviews the registration statement, 150 days), the inability of a purchaser to make sales pursuant to the registration statement other than by that purchaser's failure to comply with legal requirements and the delisting of the shares from trading. Payments of the specified amounts are partial compensation only and do not constitute the exclusive remedies for the specified event.

            The Company's board of directors has approved the transactions contemplated by the Shareholder Stock Purchase Agreement, the Share Exchange Agreement and the Company Stock Purchase Agreement and has agreed to recommend to the Company's shareholders that they approve the transactions contemplated by the Share Exchange Agreement and the Company Stock Purchase Agreement. The approval of the shareholders of the Company is necessary to consummate the transactions contemplated by the Share Exchange Agreement and the Company Stock Purchase Agreement.

            Under the Shareholder Stock Purchase Agreement, the Selling Shareholder has agreed to convert all of the issued and outstanding shares of the Company's Series A Preferred Stock, par value $0.01 per share, owed by him into Shares.

The Principal Shareholder's Agreement

            In connection with the Shareholder Stock Purchase Agreement, Oak and the Selling Shareholder also entered into a separate agreement, dated as of January 21, 2005, (the "Principal Shareholder's Agreement"), pursuant to which the Selling Shareholder has granted Oak a proxy to vote all 1,024,697 Shares that he owns, and Oak intends to vote these shares in favor of the transactions contemplated by the Share Exchange Agreement and the Company Stock Purchase Agreement. The Selling Shareholder has also agreed to refrain from taking certain actions regarding other potential transactions involving the Company (described below). Pursuant to the Principal Shareholder's Agreement, to induce Oak to enter into the Shareholder Stock Purchase Agreement, the Selling

Shareholder has agreed to execute and deliver the Principal Shareholder's Agreement with respect to all 1,024,697 Shares that the Selling Shareholder beneficially owns, as well as any Shares that he may acquire in the future. Pursuant to the Principal Shareholder's Agreement, the Selling Shareholder has agreed, prior to the termination of the Principal Shareholder's Agreement in accordance with its terms, at any meeting (or any adjournment or postponement thereof), of the Company's shareholders to vote his Shares (excluding 3,750 Shares registered in the name of Ronit BenTov, the wife of Shmuel BenTov) (x) in favor of the approval of the Share Exchange Agreement and the Company Stock
Purchase Agreement and each of the transactions contemplated by those agreements, (y) against any action, proposal, transaction or agreement that to the knowledge of the Shmuel BenTov would constitute a breach of any covenant, representation or warranty of the Company or of the Selling Shareholder and (z) against any action or proposal (other than as contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement or the Shareholder Stock Purchase Agreement) involving any of the following:

                  (i) any extraordinary corporate transaction the Company or its subsidiaries, or any inquiry or offer with respect to a third party tender offer, business combination or similar transaction involving all or more than 10% of the assets of the Company or 10% or more of the Company's capital stock, or any acquisition of 10% or more of the capital stock or assets of the Company and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions (any such proposal, offer or transaction is referred to in this Statement as a "Company Acquisition Proposal");

                  (ii) a sale, lease or transfer of a significant part of the Company's assets or a reorganization, recapitalization, dissolution or liquidation of the Company;

                  (iii) any change in the board of directors that was not approved in advance by at least a majority of the persons who were directors as of the date of the Principal Shareholder's Agreement;

                  (iv) any change in the current capitalization of the Company;

                  (v) any other material change in the Company's corporate structure or business; and

                  (vi) any other action or proposal involving the Company that is intended or to the knowledge of the Shareholder would reasonably be expected to prevent or postpone the transactions contemplated by the Shareholder Stock Purchase Agreement.

The Selling Shareholder also agreed not to enter into any agreement that conflicts with or could reasonably be expected to conflict with provisions of the Principal Shareholder's Agreement or the Shareholder Stock Purchase Agreement.

            Pursuant to the Principal Shareholder's Agreement, the Selling Shareholder irrevocably appointed Oak as his agent at any meeting of the Company's shareholders, that may be called with respect to the matters referred to in clauses (i) through (vi) of the preceding paragraph. The Selling Shareholder has agreed not to vote or execute any consent with respect to the matters as to which it has granted a proxy to Oak, or grant any other proxy or power or attorney with respect to any of the Shares with respect of those matters, not to deposit any of the Shares into a voting trust and not to enter into any other agreement to vote, or grant any proxy or give instructions with respect to the voting of any Shares in connection with any of the matters referred to in (i) through (vi) of the preceding paragraph.

            The Selling Shareholder has agreed, pursuant to the Principal Shareholder's Agreement, not to directly or indirectly solicit, facilitate, participate in or initiate any inquiries or any proposal by any person which may reasonably be expected to lead to any sale of the Shares or any company acquisition proposal, except to the extent that the Selling Shareholder takes such action to comply with the Share Exchange Agreement. If the Selling Shareholder receives an inquiry or proposal with respect to the sale of the Shares, the Selling Shareholder must promptly inform Oak of the terms and conditions of such inquiry of proposal and the identity of the person making it. The Selling Shareholder has also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted before the date of the Principal Shareholder's Agreement with respect to the any of the foregoing.

            The Selling Shareholder has also agreed not to, sell, transfer or pledge any of his Shares. The Selling Shareholder may nonetheless take any action which in his good faith judgment is required to fulfill his fiduciary duties as a director of the Company. The Principal Shareholder's Agreement terminates on the earlier of the consummation of the transactions under the Shareholder Stock Purchase Agreement and the termination of the Principal Shareholder's Agreement or either of the Shareholder Stock Purchase Agreement or the Company Stock Purchase Agreement in accordance with their respective terms. In any event, the grant of a proxy to Oak terminates as to any Shares held by the Selling Shareholder in excess of 500,000 if the Company's board of directors, in the exercise of its fiduciary duties, withdraws, modifies or changes in any manner adverse to Oak, its approval with regard to the Shareholder Stock Purchase Agreement or its recommendation with regard to any of the transactions contemplated by the Share Exchange Agreement or the Company Stock Purchase Agreement.

The Loan

            On May 24, 2005, Oak obtained a line of credit in the amount of $16,750,000 pursuant to the Loan. The principal terms of the Loan are summarized under Item 3 of this Statement and below. According to the terms of the Loan Agreement, Oak, Excalibur and Mr. Ball have each pledged to Stonegate for the benefit of the Lenders all Shares that they will own following the transactions, any additional Shares that they may acquire, any proceeds from the sale of any Shares, and any rights under the Company Stock Purchase Agreement, the Shareholder Stock Purchase Agreement, and the Share Exchange Agreement. The occurrence of an event of default under the Loan Agreement could permit the Lenders to foreclose on the pledges of Shares to them, and the Lenders would thereby become the owners of up to 86.6% of the issued and outstanding Shares. Upon such foreclosure, the Lenders would have exclusive voting power and investment power over the Shares pledged by Oak, Excalibur and Mr. Ball.

Other Agreements

            Other than set forth above, neither Oak nor, to the best knowledge of the Oak, any person named in Schedule A to this Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7

Material to be filed as Exhibits.


Exhibit 1           Share  Exchange  Agreement,  dated as of January  21,  2005, among Vanguard Info-Solutions Corporation (a New Jersey corporation formerly known as B2B Solutions, Inc.), the Vanguard Stockholders named therein, the authorized representative named therein and The A Consulting Team, Inc., incorporated by reference to Exhibit 2.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

Exhibit 2 Principal Shareholder's Agreement, dated as of January 21, 2005, between Shmuel BenTov and Oak Finance Investments Limited, incorporated by reference to Exhibit 9.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

Exhibit 3 Stock Purchase Agreement, dated as of January 21, 2005, between The A Consulting Team, Inc. and Oak Finance Investments Limited, incorporated by reference to Exhibit
                    10.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

Exhibit 4 Stock Purchase Agreement, dated as of January 21, 2005, between Shmuel BenTov and Oak Finance Investments Limited, incorporated by reference to Exhibit 10.2 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

Exhibit 5 Line of Credit Agreement, dated as of May 24, 2005, among Oak Finance Investments Limited, the lenders thereto and Stonegate Bank as administrative agent and collateral agent for the lenders.

Exhibit 6 Pledge and Security Agreement, dated as of May 24, 2005, by Andrew Harry Ball in favor of Stonegate Bank, as collateral agent for the lender.

Exhibit 7 Pledge and Security Agreement, dated as of May 24, 2005, by Excalibur Investment Group Limited in favor of Stonegate Bank, as collateral agent for the lender.

Exhibit 8 Pledge and Security Agreement, dated as of May 24, 2005, by Oak Finance Investments Limited in favor of Stonegate Bank, as collateral agent for the lender.

Exhibit 9           Promissory   Note  dated  June  3,  2005,   by  Oak  Finance
                    Investments Limited in the amount of $15,450,000, in favor of Stonegate Bank.

Exhibit 10          Promissory   Note  dated   June  3,  2005  by  Oak   Finance
                    Investments Limited in the amount of $1,300,000, in favor of Cordell Consultants, Inc. Money Purchase Plan.

Exhibit 11 Assignment Agreement, dated as of May 24, 2005, by and between Oak Finance Investments Limited and Stonegate Bank, as administrative agent and collateral agent under the Line of Credit Agreement.

Exhibit 12 Guaranty of Payment of Saurabh Patel, dated May 24, 2005, in favor of the Lenders to the Line of Credit Agreement dated as of May 24, 2005.

Exhibit 13 Guaranty of Payment of Kishore Jhunjhunwala, dated May 24, 2005, in favor of the Lenders to the Line of Credit Agreement dated as of May 24, 2005.

Exhibit 14 Guaranty of Payment of Andrew Harry Ball, dated May 24, 2005, in favor of the Lenders to the Line of Credit Agreement dated as of May 24, 2005.

Exhibit 15 Agreement Among Guarantors, dated May 24, 2005, by and among Oak Finance Investments Limited, Excalibur Investment Group Limited, Kishore Jhunjhunwala, Saurabh Patel and Andrew Harry Ball.

Exhibit 16 Form of Warrant to Purchase Common Stock, granted to Stonegate Bank and Cordell Consultants Money Purchase Plan, Inc. by Andrew Harry Ball.

Exhibit 17 Form of Warrant to Purchase Common Stock, granted to Stonegate Bank and Cordell Consultants Money Purchase Plan, Inc. by Excalibur Investment Group, Limited.

Exhibit 18 Amendment No. 1 to Schedule 13D of the Sigma Trust filed with the SEC on June 15, 2005.

Exhibit 19          Written   Consent  of  the  Sole  Director  of  Oak  Finance
                    Investments  Limited,   naming  Sorab  Patel  an  authorized
                    representative.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2005

                                 OAK FINANCE INVESTMENTS LIMITED


                                 By: /s/Sorab Patel
                                    --------------------------------------------
                                    Name:   Sorab Patel
                                    Title:  Authorized Person
                                    Signing in the capacities listed on Schedule
                                    A attached hereto and incorporated herein by
                                    reference.

                                   SCHEDULE A

The business address of Oak is c/o Arias Fabrega & Fabrega Trust Company BVI Ltd., 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands. The sole director of Oak is Brenda Patricia Cocksedge, whose address is 26 Eleftherias, Lakatamia, Nicosia 2312 Cyprus, and whose present principal employment is self employed, acting as director under arrangements with corporate entities via third party intermediaries.